

Mail Stop 3030

January 24, 2017

_Via E-mail
Heath A. Mitts
Chief Financial Officer
TE Connectivity Ltd.
Rheinstrasse 20
CH-8200 Schaffhausen
Switzerland

> **Re:** **TE Connectivity Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2016**
> **Filed November 15, 2016**
> **File No. 001-33260**

Dear Mr. Mitts:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 11. Executive Compensation, page 52

1. We note the disclosure on page 46 regarding achievement of the EPS target for the annual incentive program and on page 48-49 regarding EPS growth for the PSU program. We also note the significant number of shares you repurchased during the most recently completed fiscal year. From your disclosure on page 44 and elsewhere, it is unclear whether and, if so, how you considered these repurchases in determining achievement of the EPS metric and EPS growth or in setting the related targets. Please revise future applicable filings.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Todd R. Chandler
        Weil, Gotshal & Manges LLP